As filed with the Securities and Exchange Commission on March 30, 2004

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

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Hanger Orthopedic Group, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	Two Bethesda Metro Center, Suite 1200	84-0904275
(State or other jurisdiction of	Bethesda, Maryland 20814	(I.R.S. Employer
incorporation or organization)	(301) 986-0701	Identification No.)
(Address and telephone number, principal executive offices)

_________________

Ivan R. Sabel
Chairman of the Board and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814
(Name, address and telephone number, of agent for service)

with a copy to:

Arthur H. Bill, Esq.
Foley & Lardner LLP
3000 K Street, N.W., Suite 500
Washington, D.C. 20007
(202) 672-5300

        Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

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        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Primary Offering:
Common Stock, par value $0.01 per share	6,500,000 shares	$17.11 (2)	$111,215,000	$14,090.94

Secondary Offering:
Common Stock, par value $0.01 per share	3,137,500 shares (3)	$17.11 (2)	$ 53,682,625	$ 6,801.59

Total	9,637,500 shares			$20,892.53 (4)

(1)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the high and low prices of the Registrant’s common stock reported on the New York Stock Exchange on March 25, 2004.

(3)     Represents the number of shares of common stock issuable upon conversion of the outstanding 37,881 shares of the Company’s 7% Redeemable Preferred Stock. For purposes of estimating the number of shares of common stock to be registered hereunder, the registrant calculated the number of shares of common stock issuable upon conversion of the 7% Redeemable Preferred Stock based on the conversion price of $16.50 per share of common stock. In addition to the shares set forth in the table above, pursuant to Rule 416 under the Securities Act the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the 7% Redeemable Preferred Stock, as this amount may be adjusted as a result of stock splits, stock dividends or similar transactions and antidilution provisions.

(4)     Paid herewith.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 30, 2004

HANGER ORTHOPEDIC GROUP, INC.

6,500,000 Shares of Common Stock

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3,137,500 Shares of Common Stock

Offered by Selling Shareholders

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        We may offer shares of our common stock from time to time, in amounts, at prices and on terms that we will determine at the time of such offering. We will provide the specific terms of each such offering in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. For information on the general terms of our common stock, see “Description of Capital Stock.” You should read this prospectus and the applicable supplements carefully before you invest.

        This prospectus also covers the resale by selling shareholders named in this prospectus of shares of the Company’s common stock into which the presently outstanding 37,881 shares of the Company’s 7% Redeemable Preferred Stock are convertible. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement. The selling shareholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 9.

        Our common stock is traded on the New York Stock Exchange under the symbol “HGR.” On March 25, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $17.24 per share.

        Investing in the shares involves risks. See “Risk Factors” beginning on page 4.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        The date of this Prospectus is ____________, 2004.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time sell securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

        Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

        In addition, certain securityholders identified in this prospectus may offer from time to time up to 3,137,500 shares of our common stock under this prospectus. We will not receive any of the proceeds from transactions by such securityholders. Upon receipt of notice from the selling shareholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling shareholder.

        When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and any prospectus supplement delivered with this prospectus, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

        As used in this prospectus, “Hanger,” “company,” “we,” “our,” “ours,” and “us” refer to Hanger Orthopedic Group, Inc. and its consolidated subsidiaries except where the context otherwise requires or as otherwise indicated.

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus. Offers to sell, and solicitation of others to buy, shares of our common stock pursuant to this prospectus are only being made in jurisdictions where such offers and solicitations are permitted. The information contained, or incorporated by reference into, this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of the common stock. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated herein by reference, in making your investment decision. In particular, you should read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus and incorporated by reference herein discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

•	our indebtedness and the impact of increases in interest rates on such indebtedness;

•	the demand for our orthotic and prosthetic services and products;

•	our ability to integrate effectively the operations of businesses that we plan to acquire in the future;

•	our ability to maintain the benefits of our performance improvement plans;

•	our ability to attract and retain qualified orthotic and prosthetic practitioners;

•	changes in federal Medicare reimbursement levels and other governmental policies affecting orthotic and prosthetic operations;

•	changes in prevailing interest rates and the availability of favorable terms of equity and debt financing to fund the anticipated growth of our business;

•	changes in, or failure to comply with, federal, state and/or local governmental regulations; and

•	liability relating to orthotic and prosthetic services and products and other claims asserted against us.

        For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see “Risk Factors.” We do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

        This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the “Risk Factors” section and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Hanger Orthopedic Group, Inc.

        Hanger Orthopedic Group, Inc. is the world’s largest provider of orthotic and prosthetic (“O&P”) patient-care services. Hanger is the market leader in the United States, owning and operating approximately 585 patient-care centers in 44 states and the District of Columbia, with approximately 3,115 employees. Hanger is organized into two business segments: patient-care, which consists of nationwide orthotic and prosthetic practice centers, and distribution, which consists of distribution centers managing the supply chain of orthotic and prosthetic componentry to Hanger and third party patient-care centers. In addition, Hanger operates the largest orthotic and prosthetic managed care network in the country. Our principal executive offices are located at Two Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, and our telephone number is (301) 986-0701.

RISK FACTORS

        Before making an investment in our common stock, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this prospectus. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We incurred net losses in the fourth quarter of 2003 and for the years ended December 31, 2001 and 2000, and could incur net losses in the future.

        Following the NovaCare O&P acquisition, we incurred net losses of $14.0 million and $8.9 million for the years ended December 31, 2000 and 2001, respectively. For the years ended December 31, 2002 and 2003, however, we generated net income of $23.6 million and $16.2 million, respectively. We incurred a net loss in the fourth quarter of 2003, principally due to the loss on the purchase of our Senior Subordinated Notes and the premium paid and resulting loss on the repurchase of our Redeemable Convertible Preferred Stock. We cannot assure that we will not incur net losses in the future.

Changes in government reimbursement levels could adversely affect our net sales, cash flows and profitability.

        We derived 44.8%, 43.9%, and 40.5% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively, from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Veterans Administration. Each of these programs sets maximum reimbursement levels for O&P services and products. If these agencies reduce reimbursement levels for O&P services and products in the future, our net sales could substantially decline. In addition, the percentage of our net sales derived from these sources may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to maximum reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. Medicare provides for reimbursement for O&P products and services based on prices set forth in fee schedules for ten regional service areas. Additionally, if the U.S. Congress were to legislate modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected. We cannot predict whether any such modifications to the fee schedules will be enacted or what the final form of any modifications might be. In November 2003 Congress legislated a three year freeze on Medicare reimbursement levels beginning January 1, 2004 on all O&P services.

If we cannot collect our accounts receivable and effectively manage our inventory, our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness could be adversely affected.

        As of December 31, 2003 and 2002, our accounts receivable over 120 days represented approximately 19.2% and 25.0% of total accounts receivable outstanding in each period, respectively. If we cannot collect our accounts receivable, our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness could be adversely affected. In addition, our principal means of control with respect to accounting for inventory and costs of goods sold is a physical inventory conducted on an annual basis. This accepted method of accounting controls and procedures may result in an understatement or overstatement, as the case may be, of inventory between our annual physical inventories. In conjunction with our physical inventory performed on October 1, 2003 and 2002, we recorded a $1.0 million decrease and a $0.2 million increase in inventory, respectively. Because our gross profit percentage is based on our inventory levels, adjustments to inventory during interim periods following our physical inventory could adversely affect our results of operations and financial condition.

If we are unable to effectively implement our new billing system, O/P/S, it could affect our ability to properly generate bills for our services and our ability to collect our accounts receivable.

        During 2003 and 2002, we incurred substantial costs in the development and testing of our new billing system, O/P/S. We will implement O/P/S across substantially all of our patient-care centers by the end of the second quarter of 2004. There are no guarantees that O/P/S will work as designed or as intended. If we are unable to effectively implement O/P/S, it could have a material adverse effect on our ability to properly generate bills for our services and our ability to collect our accounts receivable.

If we are unable to maintain good relations with our suppliers, our existing purchasing discounts may be jeopardized, which could adversely affect our net sales.

        We currently enjoy significant purchasing discounts with most of our suppliers, and our ability to sustain our gross margins has been, and will continue to be, dependent, in part, on our ability to continue to obtain favorable discount terms from our suppliers. These terms may be subject to changes in suppliers’ strategies, from time to time, which could adversely affect our gross margins over time. The profitability of our business depends, in part, upon our ability to maintain good relations with these suppliers.

We depend on the continued employment of our orthotists and prosthetists who work at our patient-care centers and their relationships with referral sources and patients. Our ability to provide O&P services at our patient-care centers would be impaired and our net sales reduced if we were unable to maintain these employment and referral relationships.

        Our net sales would be reduced if a significant number of our practitioners leave us. In addition, any failure of these practitioners to maintain the quality of care provided or to otherwise adhere to certain general operating procedures at our facilities or any damage to the reputation of a significant number of our practitioners could damage our reputation, subject us to liability and significantly reduce our net sales. A substantial amount of our business is derived from patient referrals by orthopedic surgeons and other healthcare providers. If the quality of our services and products declines in the opinion of these sources, the number of their patient referrals may decrease, which would adversely affect our net sales.

If the non-competition agreements we have with our key executive officers and key practitioners were found by a court to be unenforceable, we could experience increased competition resulting in a decrease in our net sales.

        We generally enter into employment agreements with our executive officers and a significant number of our practitioners which contain non-compete and other provisions. The laws of each state differ concerning the enforceability of non-competition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. We cannot predict with certainty whether or not a court will enforce a non-compete covenant in any given situation based on the facts and circumstances at that time. If one of our key executive officers and/or a significant number of our practitioners were to leave us and the courts refused to enforce the non-compete covenant, we might be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

        We contract with various federal and state governmental agencies to provide O&P services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	refunding of amounts we have been paid pursuant to our government contracts;

•	imposition of fines, penalties and other sanctions on us;

•	loss of our right to participate in various federal programs;

•	damage to our reputation in various markets; or

•	material and/or adverse effects on the business, financial condition, and results of operations.

We may be unable to successfully integrate and operate other O&P businesses that we acquire in the future.

        Part of our business strategy involves the acquisition and integration of small and medium-sized O&P businesses. We may not be able to successfully consummate and/or integrate future acquisitions. We continuously review acquisition prospects that would complement our existing operations, increase our size and allow us to expand into under-served geographic areas or otherwise offer growth opportunities. The financing for these acquisitions could significantly dilute our investors or result in an increase in our indebtedness. We may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management's attention from our core business concerns;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have no or limited experience;

•	dilutive issuances of equity securities;

•	incurrence of substantial debt;

•	assumption of contingent liabilities; and

•	incurrence of significant immediate write-offs.

        Our failure to successfully complete the integration of future acquisitions could have a material adverse effect on our results of operations, business and financial condition.

If we are unable to comply with certain governmental regulations, our business could be adversely affected.

        We are subject to a variety of governmental regulations. We make every effort to comply with all applicable regulations through compliance programs, manuals and personnel training. Despite these efforts, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply with applicable governmental regulations may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business.

USE OF PROCEEDS

        Except as may otherwise be described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of the securities included in this prospectus will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement.

        We will not receive any of the proceeds from the sale of shares by the selling shareholders of the common stock offered by this prospectus. See “Selling Shareholders.”

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our capital stock. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, as amended (the “certificate of incorporation”) and our bylaws. Any prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that common stock.

        Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.01 per share, which is the only class of voting securities of the Company, and 10,000,000 shares of preferred stock, par value $.01 per share, which may be issued in various classes with different characteristics. As of December 31, 2003, there were 21,491,101 shares of common stock issued and outstanding and 37,881 shares of preferred stock, consisting solely of the Company’s 7% Redeemable Convertible Preferred Stock, issued and outstanding.

Common Stock

General Description of Our Common Stock

        Holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, and are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. Upon our liquidation or dissolution, holders of our common stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of our preferred stock. Our common stock is listed and trades on the New York Stock Exchange under the ticker symbol “HGR.”

Pre-Emptive Rights

        Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our certificate of incorporation does not provide that our stockholders are entitled to pre-emptive rights.

Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

•	on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        On July 1, 1999, in connection with its acquisition of NovaCare O&P, the Company issued 60,000 shares of 7% Redeemable Convertible Preferred Stock with an aggregate liquidation preference of $60 million. The outstanding shares of Redeemable Convertible Preferred Stock are convertible into shares of non-voting common stock of the Company at a price of $16.50 per share, subject to customary anti-dilution adjustment. The Company is entitled to require that the Redeemable Convertible Preferred Stock be converted into non-voting common stock on and after July 2, 2002, if the average closing price of the common stock for 20 consecutive trading days is equal to or greater than 175% of the conversion price. The Redeemable Convertible Preferred Stock will be mandatorily redeemable on July 1, 2010 at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends. In the event of a change in control of the Company, the Company must offer to redeem all of the outstanding Redeemable Convertible Preferred Stock at a redemption price equal to 101% of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of payment. The Redeemable Convertible Preferred Stock accrues annual dividends, compounded quarterly, equal to 7%, payable in cash on a quarterly basis if declared by the board of directors, is subject to put rights and will not require redemption prior to maturity on July 1, 2010.

        In November 2003, the Company repurchased 22,119 shares of its outstanding shares of the Redeemable Convertible Preferred Stock for $31.7 million and paid a premium of $1.7 million and incurred costs related to the repurchase of $0.4 million. As of December 31, 2003, the 37,881 outstanding shares of Redeemable Convertible Preferred Stock have an aggregate redemption balance of $51.8 million and are recorded net of accretion.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SELLING SHAREHOLDERS

        We originally issued and sold $60 million in aggregate liquidation preference of 7% Redeemable Preferred Stock in a transaction exempt from the registration requirements of the Securities Act to an affiliate of J.P. Morgan Partners, LLC (an affiliate of J.P. Morgan Chase Bank) and Paribas North America, Inc. (an affiliate of BNP Paribas) as part of our acquisition of NovaCare O&P in July 1999. The J.P. Morgan affiliate subsequently entered into a Stock Purchase Agreement with Highbridge International LLC and an Assignment and Assumption Agreement with UBS Portfolio LLC pursuant to which it transferred its ownership of the shares of Redeemable Preferred Stock to each of the named entities in the amounts set forth below. The Redeemable Preferred Stock, which has a liquidation preference of a minimum of $1,000 per share, is entitled to receive dividends at an annual rate of 7.0%, compounded quarterly, and such dividends, whether or not declared, accumulated and compounded until declared and paid. The Redeemable Preferred Stock is convertible at any time at the holder’s option into shares of our non-voting common stock at a conversion price of $16.50 per share, subject to customary anti-dilution adjustment. As of December 31, 2003, the per share value of the Redeemable Preferred Stock, including accrued dividends, was $1,358.54, as a result of which each share is convertible into 82.34 shares of common stock. In January 2004, pursuant to the terms of an Investor Rights Agreement dated as of July 1, 1999, each of the selling shareholders listed below exercised their rights to require the Company to register the shares of common stock underlying such selling shareholder’s shares of Redeemable Preferred Stock for resale. The non-voting common stock received upon conversion is convertible at the option of the holders upon the occurrence of certain events into shares of our voting common stock.

        The following table sets forth information with respect to the selling shareholders and the common stock beneficially owned (upon conversion of the Redeemable Preferred Stock) by each selling shareholder that may be offered under this prospectus. The selling shareholders identified below, together with any pledgee or donee of any selling shareholder, and any person who may purchase the shares (upon conversion of the Redeemable Preferred Stock) offered hereby from any selling shareholder in a private transaction in which it is assigned such selling shareholder’s rights to registration of its shares, are referred to in this prospectus as the “selling shareholders”. Because the selling shareholders may offer all or some portion of the common stock, and because the selling shareholders also may acquire our publicly traded shares, no estimate can be given as to the amount of common stock that will be held by the selling shareholders upon termination of any sales. The table below assumes that the selling holders will sell all of their common stock, unless otherwise indicated.

Name	Number of Shares of Common Stock Beneficially Owned and Offered (1)	Number of Shares of Common Stock Beneficially Owned After Completion of Offering (2)
UBS Portfolio LLC	2,182,010	0
BNP Paribas North America, Inc.	823,400	0
Highbridge International LLC (3)	113,712	0

(1)	Represents the number of shares of common stock issuable as of the date of this Prospectus upon conversion of such shareholders’ shares of 7% Redeemable Preferred Stock.

(2)	Assumes that the selling shareholder disposes of all of the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. However, the selling shareholder is not representing that any of the shares covered by this prospectus will be offered for sale, and the selling shareholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Highbridge International LLC (“Highbridge International”) and consequently has voting control and investment discretion over the shares of common stock held by Highbridge International. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Highbridge International.

        This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization, additional accrued dividends or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

PLAN OF DISTRIBUTION

        We may sell our common stock and each selling shareholder may sell any or all of the shares of Hanger Orthopedic Group, Inc. common stock owned by such selling shareholder, through underwriters, agents, dealers, or directly without the use of any underwriter, agent or dealer to one or more purchasers. We and each selling shareholder may distribute these securities from time to time in one or more transactions, including, but not limited to, block transactions, privately negotiated transactions (including sales pursuant to pledges or short sales), transactions on the New York Stock Exchange or any other organized market where the securities may be traded, through the writing of options on securities (whether or not the options are listed on an options exchange), short sales, purchases by a broker or dealer as principal and resale by the broker or dealer for its own account, an exchange distribution or secondary distribution in accordance with the rules of any stock exchange, ordinary brokerage transactions and transactions in which brokers solicit purchases, through the distribution of the securities by the selling shareholder to its partners, members or stockholders, one or more underwritten offerings, or any combination of these methods or in any other legal manner. The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time. Each selling shareholder will act independently of us in making decisions with respect to the timing, manner of sale, amount of securities to be sold in and the pricing of any transaction. The registration of the selling shareholders’ common stock does not necessarily mean that the selling shareholders will offer or sell any of their shares.

        In addition, we and the selling shareholders may enter into derivative transactions with third parties (including the writing of options, whether or not the options are listed on an options exchange), or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us, the selling shareholders or others to settle such sales and may use securities received from us to close out any related short positions. We and the selling shareholders may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

        The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

•	the identity of any underwriters, dealers or agents who purchase securities, as required;

•	the amount of securities sold, the public offering price and consideration paid, and the proceeds we and/or the selling shareholders will receive from that sale;

•	whether or not the securities will trade on any securities exchanges or the New York Stock Exchange;

•	the amount of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	any other material terms of the distribution of securities.

        Upon receipt of notice from the selling shareholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling shareholder and distribute such prospectus supplement to each selling shareholder.

        We and/or the selling shareholders may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we and/or the selling shareholders will execute an underwriting agreement with those underwriters relating to the securities that we and/or the selling shareholders will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to the conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if they are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless stated otherwise in the prospectus supplement.

        We and/or the selling shareholders may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us and/or the selling shareholders at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we and/or the selling shareholders sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these securities to or through dealers. Alternatively, we and/or the selling shareholders may sell the securities in this offering to one or more dealers, who would act as a principal or principals. Dealers may resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

        We and/or the selling shareholders may also sell the securities offered with this prospectus through other agents designated by them from time to time. We will identify any agent involved in the offer and sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us and/or the selling shareholders to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless stated otherwise in the prospectus supplement.

        In connection with the sale of securities offered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with brokers, dealers or other financial institutions relating to our securities. In connection with such hedging transactions, such brokers, dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions that they assume from such selling shareholders. These hedging transactions may require or permit the selling shareholders to deliver the shares to such brokers, dealers or other financial institutions to settle such hedging transactions. The selling shareholder may also sell our securities short and deliver securities covered by this prospectus to close out such short position, subject to Section 16(c) of the Exchange Act, if applicable.

        In connection with the sale of securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling shareholders or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. The discounts, concessions, commissions or fees as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of method of distribution involved. Neither we nor the selling shareholders can presently estimate the amount of such compensation, if any. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements.

        Selling shareholders, underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of securities may also be deemed underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

        We and/or the selling shareholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

        Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

        Foley & Lardner LLP, Washington, D.C., will pass on the validity of the shares of common stock offered by this prospectus.

EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

        Our common stock is quoted on the New York Stock Exchange under the symbol “HGR,” and our Securities and Exchange Commission filings can also be read at the following address: 11 Wall Street, New York, New York 10005.

        Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until the selling security holder has sold all of the common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, as filed on March 12, 2004.

•	Our Current Report on Form 8-K filed on February 10, 2004.

        You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Corporate Secretary
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814
(301) 986-0701

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

        The following table sets forth the estimated costs and expenses payable by us in connection with the issuance and distribution of the common stock pursuant to this registration statement. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$ 20,893
New York Stock Exchange Listing Fee	$ 2,500
Accountant's Fees and Expenses	$ 25,000
Legal Fees and Expenses	$ 50,000
Miscellaneous Expenses	$ 6,607
Total	$105,000

Item 15.  Indemnification of Directors and Officers

        Hanger Orthopedic Group, Inc. (the “Company”) is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the “Delaware Law”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.

        The Company has also adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorney’s fees) that such officer or director actually and reasonably incurred.

Item 16.  Exhibits

Exhibit No.	Description
4.1	Securities Purchase Agreement, dated as of June 16, 1999, Relating to 7%
Redeemable Preferred Stock, among the Registrant, Chase Equity
Associates, L.P. and Paribas North America, Inc. (Incorporated herein by reference to Exhibit 10(e) to the Registrant's Current Report on Form
8-K dated July 1, 1999.)*
4.2	Investor Rights Agreement, dated July 1, 1999, among the Registrant,
Chase Equity Associates, L.P. and Paribas North America, Inc.
(Incorporated herein by reference to Exhibit 10(f) to the Registrant's
Current Report on Form 8-K dated July 1, 1999.)*
5	Opinion of Foley & Lardner LLP. (Filed herewith.)
23.1	Consent of Foley & Lardner LLP. (Included in Exhibit 5 filed herewith.)
23.2	Consent of PricewaterhouseCoopers LLP. (Filed herewith.)
24	Power of Attorney (Included on Page II-3.)
__________________________

*	Previously filed.

Item 17.  Undertakings

        A.    The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        B.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on March 25, 2004.

HANGER ORTHOPEDIC GROUP, INC.
By: /s/ Ivan R. Sabel
Ivan R. Sabel
Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Ivan R. Sabel and George E. McHenry, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Ivan R Sabel	Chairman, Chief Executive Officer and Director	March 25, 2004
Ivan R. Sabel	(Principal Executive Officer)
Executive Vice President and
/s/ George E. McHenry	Chief Financial Officer	March 25, 2004
George E. McHenry	(Principal Financial Officer)
/s/ Glenn M. Lohrmann	Vice President, Secretary and Controller	March 25, 2004
Glenn M. Lohrmann	(Principal Accounting Officer)

/s/ Thomas F. Kirk	Director, President and Chief Operating Officer	March 25, 2004
Thomas F. Kirk
/s/ Edmond E. Charrette, M.D.	Director	March 25, 2004
Edmond E. Charrette, M.D.
/s/ Thomas Cooper, M.D.	Director	March 25, 2004
Thomas Cooper, M.D.
/s/ C. Raymond Larkin, Jr.	Director	March 25, 2004
C. Raymond Larkin, Jr.
/s/ Eric A. Green	Director	March 25, 2004
Eric A. Green
/s/ Cynthia L. Feldmann	Director	March 25, 2004
Cynthia L. Feldmann
/s/ H. E. Thranhardt, CPO	Director	March 25, 2004
H. E. Thranhardt, CPO

EXHIBIT INDEX

     Exhibit No.          Document

4.1	Securities Purchase Agreement, dated as of June 16, 1999, Relating to 7% Redeemable Preferred Stock, among the Registrant, Chase Equity Associates, L.P. and Paribas North America, Inc. (Incorporated herein by reference to Exhibit 10(e) to the Registrant's Current Report on Form 8-K dated July 1, 1999.)

4.2	Investor Rights Agreement, dated July 1, 1999, among the Registrant, Chase Equity Associates, L.P. and Paribas North America, Inc. (Incorporated herein by reference to Exhibit 10(f) to the Registrant's Current Report on Form 8-K dated July 1, 1999.)

5	Opinion of Foley & Lardner LLP. (Filed herewith.)

23.1	Consent of Foley & Lardner LLP. (Included in Exhibit 5 filed herewith.)

23.2	Consent of PricewaterhouseCoopers LLP. (Filed herewith.)

24	Power of Attorney (Included on Page II-3.)